SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 11 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

         Rosemore has determined to pursue the acquisition of all of the outstanding common stock of Crown not owned by Rosemore for $10.50 per share in cash and otherwise on substantially the same terms and conditions as contemplated by the Agreement and Plan of Merger, dated April 7, 2000, among Crown, Rosemore, and Rosemore Acquisition Corporation. Rosemore's willingness to proceed with such a transaction is conditioned upon Apex Oil Company, Inc., Apex Holding Co., and affiliated parties (collectively, "Apex") entering into an agreement with Rosemore to support the transaction proposed by Rosemore and certain executives of Crown agreeing to execute waivers similar to the waivers executed on April 7, 2000. Rosemore has submitted to Apex and the independent directors of Crown proposed forms of agreements implementing the transaction.

Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 22 - Joint Filing Agreement as required by Rule 13d-1(k).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

December 15, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

December 15, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

December 15, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

December 15, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

December 15, 2000                            Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

December 15, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

December 15, 2000                            Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

December 15, 2000                            Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

December 15, 2000                            Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

22.                  Joint Filing Agreement as required by Rule
                     13d-1(k).

                                                                      EXHIBIT 22

         The undersigned hereby agree that Amendment No. 11 ("Amendment No. 11") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 11.

                                             ROSEMORE, INC.

December 15, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

December 15, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

December 15, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

December 15, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

December 15, 2000                            Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

December 15, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

December 15, 2000                            Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

December 15, 2000                            Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

December 15, 2000                            Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact